DAVIS & ASSOCIATES
(A PROFESSIONAL LAW CORPORATION)
-SECURITIES, BUSINESS & INTERNATIONAL LAWYERS-

LOS ANGELES
Ritz Carlton Annex
(310) 823-8300/fax (310) 301-3370

Respond To:
P.O. Box 12009
Marina Del Rey, CA
90295-3009

June 3, 2011

Mr. Christopher Chase
Staff Attorney
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re: Frozen Food Gift Group, Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed May 14, 2010
File No. 333-165406

Dear Mr. Chase,

We have been employed by Frozen Food Gift Group, Inc. (the “Company”), to represent them in connection with this Amendment No. 3 to their Forms S-1 registration Statement,  which was filed on May 12, 2011.

I am responding to your letter of comments dated February 16, 2011.  Amendment No 3 to the registration statement has just been filed.  Attached is a copy of that document, marked to show changes.

The paragraph numbers set forth below match the numbered paragraphs in your letter with our response set out below each comment.

1. Complied with.

2. The risk factor has been returned to the 3rd amendment, and revised.

3. Complied with.

4. Complied with.  ANP Industries, Inc. is not a public entity and not a registered investment company.

5. Complied with.  All numbers have been updated.

6. Complied with.  A detailed table describing shareholder loans has been added.

7. Complied with by the addition of the table referenced in comment 6 above.

8. Complied with.

9. Complied with.

10. Complied with.  All share values for services by management have been reduced to a more realistic valuation at the time of $0.00001 per share.

11. Complied with.  See response to comment 6.

12. Complied with.

13. Complied with.

14. This agreement was canceled, and the shares were never issued.

15. Complied with.

16. Complied with.

17. These documents have been previously filed, and are listed in the list of exhibits and footnoted as to the earlier filing where they can be found.

18. This document was previously filed, and is listed as an Exhibit with a footnote as to where it can be found.

19. A written letter agreement was entered into, and this has been added as an exhibit and a description of the agreement added to the narrative.

If you desire more information or have questions, please contact me direct on my cell phone at 213-400-2007.

We appreciate your assistance in this matter.

Very Truly Yours,

Donald G. Davis